SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SB

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                        NEW WORLD PUBLISHING, INC.
     (Exact Name of Small Business Issuer as specified in its charter)


        COLORADO                                           84-1290152
     (State or other                         (IRS Employer File Number)
     jurisdiction of
     incorporation)



     1977 S. Vivian Street
     LAKEWOOD, COLORADO                              80228
     (Address of principal executive offices)        (zip code)



                             (303) 763-5630
           (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
         Documents incorporated by reference are found in Item 15.




ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     New World Publishing, Inc. (the "Company" or the "Registrant"), is a Colorado corporation. The principal business address is 1977 S. Vivian Street, Lakewood, Colorado 80228.

     The Company was originally incorporated as JLQ, Inc. under the laws of the State of Colorado on December 28, 1994 to buy, sell, and to generally deal in the wholesale distribution of picture frames and to provide associated services. Since its inception the Company has been in the development stage.

     The present management has been involved with the Company since its inception. In 1997, the Company elected one new Director, Ms. Judith Harayda, who also became the Treasurer of the Company at that time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From the Company's inception in 1994 to the date of this Registration Statement, the Company has had minimal activities. During this period, the Company has carried no substantial inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never provided substantial products or services. During this period, the Company has carried on no material operations and generated no material revenues.

     HISTORICAL OPERATIONS

     From inception to the date of this Registration Statement, the Company has been primarily engaged in the wholesale distribution of picture frames and art. Most of the Company's activities to date have involved procuring art for hotels and resorts. The Company has supplied art for the Disney Boardwalk Hotel rooms and lobby, for a Hilton Hotel project in Las Vegas, and for a Marriott Corp. project on Marco Island, Florida.

     Since inception, the Company has also carried on limited operations involving the publishing of art works on behalf of various artists. No operations currently are being carried on by the Company. The Company has investigated certain possibilities and has decided to focus its future operations primarily in the area of publishing art works. To that end, in October, 1997, the Company changed its name from JLQ, Inc. to New World Publishing, Inc.


     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     PROPOSED BUSINESS

       The Company plans to engage in two lines of business. The former primary line of business, which was the wholesale distribution of picture frames, will become a secondary line of business.

     The principal line of business for the Company will be the publishing of art works on behalf of various artists. Since inception, the Company has, on occasion, published art works. The primary published works in the past have been the William Hoffman Cowboy Artist of America Series. These art works were created to appeal to the Western spirit and the cowboy lifestyle. Mr. Hoffman, who died in 1992, received the Cowboy Artist of America award, which is a distinction only bestowed upon the finest artist in this specialized field.

     The Company's plan in publishing the art work of artists will be to find new or unknown artists, place them under exclusive contract, publish their works through prints or similar reproductive media, and to seek to profit from the increased recognition of and demand for these artists' works. During this last fiscal year, the primary activity of the Company has been directed towards organizational efforts.

     A typical project would involve signing an exclusive contract with an artist, printing an art work in an edition of approximately two thousand prints, and retailing the prints at approximately $150 per print. As the artist becomes more recognized, the price of the prints would increase, along with the profit to the Company.

     During this fiscal year, the Company plans to search for and to identify potential artists and to publish their art works. As of the date of this Registration Statement, the Company is negotiating the rights to publish the art works of the following artists: Michael Delaroux, a French artist who paints European street scenes; Patrick Swazo Hinds, a Native American artist, who works in the style of R.C. Gorman, the Navajo artist; and Don Clark, a Navajo Indian artist who specializes in depicting Navajo babies wrapped in blankets. No final agreements have been signed as of the date hereof.

     The Company's secondary business segment will be in the wholesale frame business. In connection with this business, the Company plans to import finished frames, principally from Mexico, and to sell them in the United States to retail customers. However, this activity will be only an adjunct to, and in support of, the art publishing business.

     The Company also proposes to investigate and, if warranted, to merge with or acquire the assets or common stock of an entity actively engaged in a business which generates revenues. The Company will seek opportunities for long-term growth potential as opposed to short-term earnings. Although the Company's primary business for the foreseeable future is expected to be in the art publishing and wholesale picture frame business, the Company may also examine other businesses, both related and non-related to its current activities, as potential acquisition candidates. As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify such possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any such business opportunity.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on developing the art publishing and wholesale picture frame business. Other than the securing of initial contracts with several artists as disclosed herein, no efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be experience intense competition in the art publishing and wholesale picture frame business. There are a number of established companies, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. The principal companies in this business with whom the Company can expect to compete are Greenwich Work Shop, Haddly House, and Lighthouse Publishing. There are also a significant number of smaller companies which would be potential competitors. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors.

     The Company plans to compete by acquiring exclusive contracts with artists and focusing on attempting to acquire art properties that may become popular with the public. There can be no guarantee that the Company will be successful in these efforts.

     (g)  BACKLOG

     At October 31, 1997, the Company had no backlogs.



     (h)  EMPLOYEES

     At as of the date hereof, the Company has one employee, its President, Mr. John B. Quam, who presently does not receive any compensation. The Company does not plan to hire additional employees in the future but will rely upon independent contractors to fulfill its business plan.

     (I)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not expected to be subject to material governmental regulation.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     The Company is not expected to be subject to material environmental compliance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no substantial revenues from its operations since inception and has been a development stage company during this period. Since the Company has not substantial generated revenues and has not been in a profitable position, it operates with minimal overhead. The Company's primary activity for the foreseeable future will be in the art publishing and wholesale picture frame business. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had no material cash or cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking artists for its publishing business. The Company will have negligible capital requirements in publishing art works, which it intends to fulfill by loans, additional equity investment, or joint ventures. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of October 31, 1997, the Company's business office was located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. The Company has no other properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by (I) each person who, as of October 31, 1997, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and (iii) the Officers and Directors of the Registrant as a group. As of October 31, 1997, there were 10,781,500 common shares issued and outstanding.

NAME AND ADDRESS            AMOUNT AND NATURE OF        PERCENT OF
OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP (1)(2)     CLASS
John B. Quam(3)             6,500,000                       60.29%

Laurie L. Quam(3)           2,125,000                       19.71%

Judith F. Harayda              10,000                        .09%

All Officers and
Directors as a Group        8,635,000                       80.09%
(three persons)

(1)   All   ownership  is  beneficial  and  of  record,  unless   indicated
otherwise.

(2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) John and Laurie Quam are husband and wife. Each should be considered to be the beneficial owner of the other's shares, although the shares are owned of record as indicated above.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

 The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:

NAME                      AGE               POSITION HELD
John B. Quam               34            President and Director
Laurie L. Quam             37            Secretary and  Director
Judith F. Harayda          49            Treasurer and Director

 The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. John and Laurie Quam are husband and wife. Otherwise, there are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

 Mr. Quam should be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Quam has taken significant initiative in founding and organizing the business of the Company and because of the shareholdings and control positions held by him in the Company.

 JOHN B. QUAM. Mr. Quam has been the President and a Director of the Company since its inception in 1994. Prior to that time, he was Sales Manager of Art Supplies for ABC Moulding Co., a private Colorado corporation, from 1991 to 1994. Mr. Quam has a Bachelor's Degree in Geology from the University of Colorado. He will devote approximately 40 hours per week to the affairs of the Company.

 LAURIE L. QUAM . Mrs. Quam has been Secretary and a Director of the Company since inception in 1994. Prior to that time, she was the owner of Budget Framer, a private business, from 1990 to 1994. She attended Miami State College. She will devote approximately 40 hours per week to the affairs of the Company.

 JUDITH F. HARAYDA . Ms. Harayda has been Treasurer and a Director of the Company since October, 1997. She has been the owner of Promos, Inc., a private Colorado corporation, from 1992 to the present. Ms. Harayda received a Bachelors Degree in Education from Edinboro University. She will devote approximately 10 hours per month to the affairs of the Company.

 ITEM 6.    EXECUTIVE COMPENSATION

 None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. Any compensation will be dependent upon a combination of factors, including the percentage of time a person devotes to the business of the Registrant, experience, ability of the Registrant to pay, and other items.

 The Company has no retirement, pension, profit sharing, stock option, insurance or other similar programs.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 The Company's business office is located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. The Company has no other properties. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.    LEGAL PROCEEDINGS.

 No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

 (a)  PRINCIPAL MARKET OR MARKETS

          The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The
Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

 (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

 As of the date hereof, a total of 10,781,500 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was twenty-five.


 (c)  DIVIDENDS

 Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

 (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF 1990

 The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

 (e)  BLUE SKY COMPLIANCE

 The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

 The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

 (f)  INVESTMENT COMPANY ACT OF 1940

 The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.



ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

 The Company has issued the following common stock in the three year period preceding the date of this Registration Statement. The Company completed a one-for-five hundred forward split in October, 1997. All shares are shown on a post split basis, including shares issued before the split.

The following were initial issue shares at a price of par value:
NAME                           NUMBER OF SHARES
Laurie L. Quam                  10,750,000

 Laurie L. Quam acquired her shares in the Company at its inception in 1994. Mrs. Quam transferred some of her shares to two additional shareholders in 1994. Some of these shares were transferred to additional shareholders in 1995.

All of the following shares were issued in October, 1997:

NAME                      NUMBER OF SHARES
Judith Harayda            10,000 ( at a price of $.20 per share)
Stephan R. Levy            5,000 ( at a price of $.25 per share0

All of the following shares were issued at a price of $.50 per share in October, 1997:

NAME                      NUMBER OF SHARES
Sandra S. Steinberg                 200
Jamie L. Steinberg                  200
Linda Jew                           200
Wawa C. Jew                         200
Paul H.Dragul                     2,000
Ozzie Preiss                      2,000
Brooke Belson-Preiss              2,000
Stephen C. Nelson                   200
M.S. Kim Duer                     1,000
Marc Levy                         1,000
Lowell Flemmer                    2,000
Roy S. Sugihara                   2,000
Todd Levy                         1,000
Darius Bozorgpour                   800
Michael Brunschwig                  800
GeeGee Brunschwig                   200
Herbert Cohen                       200
Myndel Cohen                        200
Jill Lorie                          300
Total                            16,500

 All of the issued and outstanding shares of the Company's common stock, $0.0001 par value, were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and received all pertinent information relative to this investment.

 All of the shares of common stock of the Registrant are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

ITEM 11.   DESCRIPTION OF SECURITIES.

 The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 per share par value and 10,000,000 shares of Preferred Stock, all with $0.10 per share par value, to have such preferences as the Board of Directors may determine from time to time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

COMMON STOCK

 The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

 The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

PREFERRED STOCK

 Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

DIVIDEND POLICY

 The Company has never declared nor paid dividends on its Common Stock and does not intend to do so in the foreseeable future.

Item 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

 Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

 (a)  The person conducted himself or herself in good faith;

 (b)  The person reasonably believed:

      (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

      (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

 (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

 (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

 (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

 Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

 Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

 (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

 (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

 (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

 Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

 The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

 Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

 The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

 Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.   FINANCIAL STATEMENTS.

      For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

 The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.   FINANCIAL STATEMENT AND EXHIBITS.

      The following financial information is filed as part of this report:

           (1)  FINANCIAL STATEMENTS

           (2)  SCHEDULES
                The   financial   statements  schedules   listed   in   the
                accompanying index to financial statements are filed as a part of this annual report.

           (3)  EXHIBITS
                The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  New World Publishing, Inc.






Dated:     11/7/97                By:     ///JOHN B. QUAM///
                                  John B. Quam
                                  President and Chief
                                  Executive Officer



    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                  CHIEF FINANCIAL AND ACCOUNTING
                                             OFFICER



Dated:   11/7/97                  By: ///JUDITH F. HARAYADA///
                                  Judith F. Harayda
                                  Treasurer

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549





                           FORM 10-SB

                            EXHIBITS
                               TO
                   New World Publishing, Inc.

                        INDEX TO EXHIBITS


  Exhibit                                    Page or
  NUMBER             DESCRIPTION                 CROSS REFERENCE

   3A         Articles of Incorporation

   3B         Articles of Amendment

   3C         Bylaws

                               3A

                    Articles of Incorporation

                    ARTICLES OF INCORPORATION

                               OF

                            JLQ, INC.



    KNOW ALL MEN BY THESE  PRESENT,  That I, the undersigned, a resident of the State of Colorado and over the age  of  eighteen,  desiring  to  form a corporation under the laws of the State ofColorado, do hereby make, execute and acknowledge this certificate in writing of my intention to form a  body corporate and politic under said laws, and declare:



                            ARTICLE I

    The corporate name of this corporation shall be:

                            JLQ, INC.

                           ARTICLE II

    This corporation shall have perpetual existence.

                           ARTICLE III

    The purpose for which this corporation is organizaed are as follows:

    1.   To  buy, sell, and to generally deal in the wholesale distribution of  picture frames,  equipment,  tools  and  apparatus  of  all  kinds  and descriptions; to render technical services, equipment and procedures to the picture frame industry, as well as the photography and craft industry.

    2.   To  engage  in  any  lawful business for which corporations may be incorporated to the Colorado Corporation Code.



                           ARTICLE IV

    The authorized capital stock  of  said corporation is 100,000 shares of common stock with a Par value of $1.00,  and said stock shall be fully paid and nonassessable.



                            ARTICLE V

    Cumulative voting shall not be allowed in the election of directors.

                           ARTICLE VI

    The shareholders shall have no preemptive  right  to acquire additional unissued or treasury shares of the corporation, but, should the corporation at  any  time  amend  these  articles to provide for additional  authorized shares, then, and in that event,  the  shareholders  of  the original issue shall  have the preemptive right to maintain their respective  equities  by acquiring shares of additionalj authorization.



                           ARTICLE VII

    The initial registered office of the corporation shall be at 1017 Milky

Way, Denver,  Colorado  80221,  and  John  B.  Quam  shall  be  the initail registered agent at that address.



                          ARTICLE VIII

    The management and control of the affairs of the corporation  shall  be vested  in  a  Board  of Directors consisting of three (3) members, and the following named individuals shall manage the affairs of the corporation for the first year of its existence,  or  until  their successors shall be duly elected and qualified, to-wit:

    NAME                     ADDRESS

    Laurie L. Quam           1017 Milky Way
                             Denver, Colorado 80221

    John B. Quam             1017 Milky Way
                             Denver, Colorado 80221

    Mel Kupetz               1017 Milky Way
                             Denver, Colorado 80221

                        ARTICLE VIII (A)

    The Principal place of business will be 955  E.  58th  Ave.,  Suite  A,

Denver, Colorado 80216 in the County of Adams.

                           ARTICLE IX

    The  Board  of Directors is expressly authorized to make, alter, amend,

and repeal such by-laws for the management of the affairs of the corporation as to them shall seem proper, necessary, or desirable,

provided such by-laws are  not  contrary  to  the  laws  of  the  State  of

Colorado.



                            ARTICLE X

    Meetings  of  the stockholders and directors of the corporation for all purposes may be held  at  places  in  the  State of Colorado other than the principal office of the corporation as herein designated, and such meetings may be held outside the State of Colorado at  such  places as may from time to  time  be designated by the by-laws or by resolution  of  the  Board  of

Directors.



    IN WITNESS  WHEREOF, I, the undersigned incorporator, have hereunto set may hand and seal 27th day of October, 1994.



                                        ///JOHN B. QUAM///
                                       John B. Quam
                                       1017 Milky Way
                                       Denver, Colorado 80221

Before me, a Notary  Public in and for the City and county of Denver, State of Colorado, personally appeared John B. Quam, known to me to be the person whose name is annexed  to  the  foregoing  Articles  of  Incorporation, and acknowledge that he made and signed said certificate in writing as his free and voluntary act and deed for the uses and purposes therein set forth.

    Subscribed and sworn to before me this 27th day of October,  1994.   My

commission expires 8/18/98.



(SEAL)                               ///SIGNED///
                                  Notary Public

                               3B

                      Articles of Amendment

                      AMENDED AND RESTATED

                   ARTICLES OF INCORPORATION

                               OF

                            JLQ, INC.

    Pursuant to the provisions of the Colorado Business Corporation Act, the undersigned Corporation adopts the following amended and restated Articles of Incorporation. These articles correctly set forth the provisions of the Articles of Incorporation, as amended, and supersede the original Articles of Incorporation and all amendments thereto.


                            ARTICLE I

                              NAME

    The name of the Corporation shall be NEW WORLD PUBLISHING, INC.


                           ARTICLE II

                       MANNER OF ADOPTION

    The following amended and restated Articles of Incorporation were adopted on October 15, 1997. The amended and restated Articles of Incorporation were adopted by the Directors of the Corporation and approved by the Shareholders of the Corporation as of such date.


                           ARTICLE III

                       AUTHORIZED SHARES

    Section 1: NUMBER. The aggregate number of shares which the Corporation shall have authority to issue is One Hundred Million (100,000,000) Common Shares of one class, with unlimited voting rights, all with a par value of $0.0001 per share, and Ten Million (10,000,000) Preferred Shares, all with a par value of $0.10 per share, to have such classes and preferences as the Board of Directors may determine from time to time.

    Section 2: DIVIDENDS. Dividends in cash, property or shares of the Corporation may be paid upon the stock, as and when declared by the Board of Directors, out of funds of the Corporation to the extent and in the manner permitted by law.

                           ARTICLE IV

                       PREEMPTIVE RIGHTS

    The holders of the capital stock of this Corporation shall not have the preemptive right to acquire additional unissued shares or treasury shares of the capital stock of this Corporation, or securities convertible into shares of capital stock or carrying capital purchase warrants or privileges.


                           ARTICLE V

                       CUMULATIVE VOTING

    Cumulative voting of shares of stock of the Corporation shall not be allowed or authorized in the election of the Board of Directors of the Corporation.

                           ARTICLE VI

                PROVISIONS FOR REGULATION OF THE
                   INTERNAL CORPORATE AFFAIRS

    The following provisions are inserted for the management of the business and for the regulation of the internal affairs of the Corporation, and the same are in furtherance of and not in limitation or exclusion of the powers conferred by law.

    Section 1: BYLAWS. The Board of Directors shall have the power to adopt, alter, amend or repeal, from time to time, such Bylaws as it deems proper for the management of the affairs of the Corporation, according to these Articles and the laws in such cases made and provided.

    Section 2: EXECUTIVE COMMITTEE. The Bylaws may provide for designation by the Board of Directors of an Executive Committee and one or more other committees, the personnel and authority of which and the other provisions relating to which shall be as may be set forth in the Bylaws.

    Section 3:     PLACE  OF  MEETINGS.   Both Stockholders' and Directors'
meetings may be held either within or without the State of Colorado, as may be provided in the Bylaws.

    Section 4: COMPENSATION TO DIRECTORS. The Board of Directors is authorized to make provisions for reasonable compensation to its members for their services as Directors. Any Director of the Corporation may also serve the Corporation in any other capacity and receive compensation therefor in any form.

    Section 5: CONFLICTS OF INTEREST. No contract or other transaction of the Corporation with any other person, firm or corporation, or in which this Corporation is interested, shall be affected or invalidated solely by:
(a) the fact that any one or more of the Directors or Officers of this Corporation is interested in or is a director or officer of another corporation; or (b) the fact that any Director or Officer, individually or jointly with others, may be a party to or may be interested in any such contract or transaction.

    Section 6: REGISTERED OWNER OF STOCK. The Corporation shall be entitled to treat the registered holder of any shares of the Corporation as the owner thereof for all purposes, including all rights deriving from such shares, on the part of any other person, including, but not limited to, a purchaser, assignee or transferee of such shares or rights deriving from such shares, unless and until such purchaser, assignee, transferee or other person becomes the registered holder of such shares, whether or not the Corporation shall have either actual or constructive notice of the interest of such purchaser, assignee, transferee or other person. The purchaser, assignee or transferee of any of the shares of the Corporation shall not be entitled to: (a) receive notice of the meetings of the Shareholders; (b) vote at such meetings; <copyright> examine a list of the Shareholders; (d) be paid dividends or other sums payable to Shareholders, or (e) own, enjoy or exercise any other property or rights deriving from such shares against the Corporation, until such purchaser, assignee or transferee has become the registered holder of such shares.

    Section 7: CONDUCT OF BUSINESS. The Corporation may conduct part or all of its business, not only in the State of Colorado, but also in every other state of the United States and the District of Columbia, and in any territory, district and possession of the United States, and in any foreign country, and the Corporation may qualify to do business in any of such locations and appoint an agent for service of process therein. The Corporation may hold, purchase, mortgage, lease and convey real and personal property in any of such locations. Part or all of the business of the Corporation may be carried on beyond the limits of the State of Colorado, and the Corporation may have one or more offices out of the State of Colorado.

    Section 8: VOTE OF THE SHAREHOLDERS. To the fullest extent now or hereafter permitted by the Colorado Business Corporation Act, the vote of a majority of the issued and outstanding shares of the Corporation entitled to vote on such matter shall be sufficient to approve any matter to come before the shareholders of the Corporation, including, but not limited to, the right from time to time, to amend, alter or repeal, or add any provisions to, the Corporation's Articles of Incorporation.

    Section 9: QUORUM FOR VOTING. A quorum of Shareholders for any matter to come before any meeting of Shareholders of the Corporation shall consist of a majority of the issued and outstanding shares entitled to vote on the matter.

    Section 10: RESTRICTIONS ON STOCK. The Directors shall have the right, from time to time, to impose restrictions or to enter into agreements on behalf of the Corporation imposing restrictions on the transfer of all or a portion of the Corporation's shares, provided that no restrictions shall be imposed on the transfer of shares outstanding at the time the restrictions are adopted unless the holder of such shares consents to the restrictions.

    Section 11:    INDEMNIFICATION   OF   DIRECTORS.   A  director  of  the
Corporation shall not be personally liable to the Corporation or to its shareholders for damages for breach of fiduciary duty as a director of the Corporation or to its shareholders for damages otherwise existing for (I) any breach of the director's duty of loyalty to the Corporation or to its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) acts specified in Section 7-108-403 of the Colorado Business Corporation Act; or
(iv) any transaction from which the director directly or indirectly derived any improper personal benefit. If the Colorado Business Corporation Act is hereafter amended to eliminate or limit further the liability of a director, then, in addition to the elimination and limitation of liability provided by the foregoing, the liability of each director shall be eliminated or limited to the fullest extent permitted under the provisions of the Colorado Business Corporation Act as so amended. Any repeal or modification of the indemnification provided in these Articles shall not adversely affect any right or protection of a director of the Corporation under these Articles, as in effect immediately prior to such repeal or modification, with respect to any liability that would have accrued, but for this limitation of liability, prior to such repeal or modification.

    Section 12: INDEMNIFICATION. The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including, but not limited to, attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.


                          ARTICLE VII

                  REGISTERED OFFICE AND AGENT
    The address of the initial registered office of the Corporation is Penthouse Suite, 8400 E. Prentice Ave., Englewood, Colorado 80111, and the name of the registered agent at such address is Corporate Filing Corp. The books of accounts, records, documents and other papers may be kept at the registered office of the Corporation or at such other place as may be determined by the Board of Directors.


                          ARTICLE VIII

                    INITIAL PRINCIPAL OFFICE

    The address of the initial  principal office of the Corporation is 1977
S. Vivian Street, Lakewood, Colorado 80228. The principal office of the Corporation may be relocated to such other place or places from time to time as may be determined by the Board of Directors.

    DATED this 15th day of October, 1997.


                                  JLQ, INC.


                                  By: ///SIGNED///
                                       John B. Quam
                                       President


                   CONSENT OF REGISTERED AGENT


    The Undersigned hereby consents to the appointment as the Registered Agent of JLQ, INC., a Colorado Corporation.


                                  Corporate Filing Corp.




                                  By ///SIGNED///
                                  Authorized Officer

                               3C

                             Bylaws

                             BYLAWS

                               OF


                   NEW WORLD PUBLISHING, INC.



                           ARTICLE I

                             OFFICES



    The principal office of the Corporation  shall  initially be located at

1977 S. Vivian Street, Lakewood, Colorado 80228. The  Corporation  may have other offices at such places within or without the State of Colorado as the

Board of Directors may from time to time establish.



                           ARTICLE II

                   REGISTERED OFFICE AND AGENT



    The  registered  office of the Corporation in Colorado shall be located at Penthouse Suite, 8400  E.  Prentice  Ave., Englewood, Colorado 80111 and

the registered agent shall be Corporate Filing Corp. The Board of Directors may, by appropriate resolution from time  to  time,  change  the registered office and/or agent.



                          ARTICLE III

                    MEETINGS OF STOCKHOLDERS



    SECTION  1.   ANNUAL MEETINGS.  The annual meeting of the  Stockholders

for  the  election  of  Directors  and  for  the  transaction of such other business as may properly come before such meeting shall  be  held  at  such time  and  date as the Board of Directors shall designate from time to time by resolution duly adopted.



    SECTION   2.   SPECIAL MEETINGS.  A special meeting of the Stockholders

may be called at  any  time by the President or the Board of Directors, and shall be called by the President  upon  the written request of Stockholders of record holding in the aggregate
twenty per cent (20%) or more of the outstanding  shares  of  stock  of the

Corporation entitled to vote, such written request to state the purpose  or purposes of the meeting and to be delivered to the President.



    SECTION   3.    PLACE  OF  MEETINGS.   All meetings of the Stockholders

shall be held at the principal office of the  Corporation  or at such other place, within or without the State of Colorado, as shall be determined from time  to  time  by  the  Board  of  Directors  or  the Stockholders of  the

Corporation.



    SECTION  4.   CHANGE IN TIME OR PLACE OF MEETINGS.   The time and place

specified  in  this  Article III for annual meetings shall not  be  changed within thirty (30) days  next before the day on which such meeting is to be held.  A notice of any such  change  shall  be given to each Stockholder at least twenty (20) days before the meeting, in person or by letter mailed to his last known post office address.



    SECTION  5.   NOTICE OF MEETINGS.  Written  notice,  stating the place,

day  and  hour  of the meeting, and in the case of a special  meeting,  the purposes for which  the  meeting  is called, shall be given by or under the direction of the President or Secretary at least ten (10) days but not more than fifty (50) days before the date fixed for such meeting; except that if the number of the authorized shares of the Corporation are to be increased,

at least thirty (30) days' notice shall  be given. Notice shall be given to each Stockholder entitled to vote at such  meeting,  of record at the close of business on the day fixed by the Board of Directors as a record date for the determination of the Stockholders entitled to vote  at such meeting, or if no such date has been fixed, of record at the close of  business  on the day  next  preceding the day on which notice is given.  Notice shall be  in writing and  shall  be  delivered  to each Stockholder in person or sent by

United States Mail, postage prepaid, addressed as set forth on the books of the Corporation. A waiver of such notice, in writing, signed by the person or persons entitled to said notice,

whether before or after the time stated therein, shall be deemed equivalent

to such notice.   Except  as  otherwise  required by statute, notice of any

adjourned meeting of the Stockholders shall not be required.



    SECTION  6.   QUORUM.  Except as may otherwise  be required by statute,

the  presence  at  any meeting, in person or by proxy, of  the  holders  of record of a majority of the shares then issued and outstanding and entitled to vote shall be necessary  and  sufficient  to constitute a quorum for the

transaction  of  business.   In  the absence of a  quorum,  a  majority  in

interest of the Stockholders entitled  to  vote,  present  in  person or by proxy,  or, if no Stockholder entitled to vote is present in person  or  by proxy, any Officer entitled to preside or act as secretary of such meeting,

may adjourn  the meeting from time to time for a period not exceeding sixty

(60) days in any one case.  At any such adjourned meeting at which a quorum may be present,  any  business  may  be  transacted  which  might have been transacted  at the meeting as originally called.  The Stockholders  present at a duly organized  meeting may continue to do business until adjournment,

notwithstanding the withdrawal  of enough Stockholders to leave less than a quorum.



    SECTION  7.   VOTING.  Except  as  may otherwise be provided by statute

or these Bylaws, including the provisions  of  Section  4  of  Article VIII hereof,  each  Stockholder  shall  at every meeting of the Stockholders  be entitled to one (1) vote, in person  or  by  proxy,  for  each share of the voting capital stock held by such Stockholder.  However, no  proxy shall be voted on after eleven (11) months from its date, unless the proxy  provides for  a  longer  period. At all meetings of the Stockholders, except as  may otherwise be required  by  statute,  the  Articles of Incorporation of this

Corporation, or these Bylaws, if a quorum is  present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the

Stockholders.



    Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he  shall have expressly empowered the pledgee to vote  thereon,  in  which case  only  the  pledgee  or  his  proxy  may represent said stock and vote thereon.



    Shares  of  the  capital  stock  of the Corporation  belonging  to  the

Corporation shall not be voted directly or indirectly.



    SECTION  8.   CONSENT OF STOCKHOLDERS  IN LIEU OF MEETING. Whenever the

vote of Stockholders at a meeting thereof is  required  or  permitted to be taken in connection with any corporate action, by any provision of statute,

these  Bylaws,  or the Articles of Incorporation, the meeting and  vote  of

Stockholders may  be  dispensed with if all the Stockholders who would have been entitled to vote upon  the  action  if  such  meeting  were held shall consent in writing to such corporate action being taken.



    SECTION  9.   TELEPHONIC MEETING.  Any meeting held under  this Article

III  may  be  held by telephone, in accordance with the provisions  of  the

Colorado Business Corporation Act.



    SECTION 10.    LIST  OF STOCKHOLDERS ENTITLED TO VOTE.  The Officer who

has charge of the stock ledger  of  the Corporation shall prepare and make,

at least ten (10) days before every annual  meeting, a complete list of the

Stockholders  entitled to vote at such meeting,  arranged  in  alphabetical order and showing  the address of each Stockholder and the number of shares registered in the name of each Stockholder.  Such list shall be open to the examination of any Stockholder during ordinary business hours, for a period of at least ten (10)  days  prior to election, either at a place within the city, town or village where the election is to be held, which place shall be specified in the notice of the meeting, or,

if not so specified, at the place where said  meeting  is  to be held.  The list  shall  be produced and kept at the time and place of election  during the whole time  thereof and be subject to the inspection of any Stockholder who may be present.



                           ARTICLE IV

                       BOARD OF DIRECTORS



    SECTION   1.    GENERAL  POWERS.   The  business  and  affairs  of  the

Corporation shall be managed by the Board of Directors, except as otherwise provided by statute,  the  Articles of Incorporation of the Corporation, or

these Bylaws.



    SECTION 2.    NUMBER AND  QUALIFICATIONS.  The Board of Directors shall

consist of at least three (3) members,  and not more than five (5) members,

as shall be designated by the Board of Directors  from time to time, and in the absence of such designation, the Board of Directors  shall  consist  of three  (3)  members.  This  number  may  be  changed  from  time to time by resolution of the Board of Directors.  However, no such change  shall  have the  effect  of  reducing  the number of members below three (3). Directors need not be residents of the  State  of  Colorado  or  Stockholders  of the

Corporation.   Directors  shall  be  natural persons of the age of eighteen

(18) years or older.



    SECTION  3.   ELECTION AND TERM OF  OFFICE.   Members  of  the  initial

Board  of  Directors  of  the Corporation shall hold office until the first

annual  meeting  of  Stockholders.    At   the   first  annual  meeting  of

Stockholders, and at each annual meeting thereafter, the Stockholders shall elect  Directors to hold office until the next succeeding  annual  meeting.

Each Director  shall  hold  office  until his successor is duly elected and

qualified, unless sooner displaced.   Election  of Directors need not be by

ballot.

    SECTION   4.    COMPENSATION.  The Board of Directors  may  provide  by

resolution that the Corporation  shall  allow a fixed sum and reimbursement of expenses for attendance at meetings of  the  Board  of Directors and for other services rendered on behalf of the Corporation.  Any  Director of the

Corporation  may  also  serve  the  Corporation in any other capacity,  and receive compensation therefor in any form, as the same may be determined by the Board in accordance with these Bylaws.



    SECTION  5.   REMOVALS AND RESIGNATIONS.   Except  as  may otherwise be

provided  by  statute, the Stockholders may, at any special meeting  called for the purpose,  by  a  vote  of the holders of the majority of the shares then  entitled to vote at an election  of  Directors,  remove  any  or  all

Directors from office, with or without cause.



    A Director may resign at any time by giving written notice to the Board of Directors,  the  President  or  the  Secretary  of the Corporation.  The

resignation shall take effect immediately upon the receipt  of  the notice,

or at any later period of time specified therein.  The acceptance  of  such resignation  shall  not  be  necessary  to  make  it  effective, unless the resignation requires acceptance for it to be effective.



    SECTION   6.   VACANCIES.  Any vacancy occurring in  the  office  of  a

Director, whether  by  reason of an increase in the number of directorships or otherwise, may be filled  by a majority of the Directors then in office,

though less than a quorum.  A  Director  elected to fill a vacancy shall be elected for the unexpired term of his predecessor  in office, unless sooner displaced.



    When one or more Directors resign from the Board, effective at a future date, a majority of the Directors then in office, including  those who have so resigned, shall have power to fill such vacancy or vacancies,  the  vote thereon to take effect when
such resignation or resignations shall become effective.  Each Director  so chosen  shall  hold  office  as  herein  provided  in  the filling of other vacancies.



    SECTION  7.   EXECUTIVE COMMITTEE.  By resolution adopted by a majority

of the Board of Directors, the Board may designate one or  more committees,

including  an  Executive  Committee,  each  consisting of one (1)  or  more

Directors.  The Board of Directors may designate  one (1) or more Directors as alternate members of any such committee, who may  replace  any absent or disqualified member at any meeting of such committee.  Any such  committee,

to  the  extent  provided in the resolution and except as may otherwise  be provided by statute, shall have and may exercise the powers of the Board of

Directors in the management  of the business and affairs of the Corporation and may authorize the seal of  the  Corporation to be affixed to all papers which may require the same.  The designation  of  such  committee  and  the delegation  thereto  of authority shall not operate to relieve the Board of

Directors, or any member  thereof, of any responsibility imposed upon it or him by law.  If there be more  than  two  (2)  members on such committee, a majority of any such committee may determine its  action  and  may  fix the time and place of its meetings, unless provided otherwise by the Board.  If there  be  only  two  (2)  members,  unanimity of action shall be required.

Committee action may be by way of a written consent signed by all committee members.  The Board shall have the power  at  any time to fill vacancies on committees, to discharge or abolish any such committee,  and  to change the size of any such committee.



    Except  as  otherwise  prescribed  by  the  Board  of  Directors,  each committee  may  adopt such rules and regulations governing its proceedings,

quorum, and manner of acting as it shall deem proper and desirable.



    Each such committee  shall  keep  a  written  record  of  its  acts and proceedings and shall submit such record to the Board of

Directors.   Failure  to  submit  such  record,  or failure of the Board to approve  any  action indicated therein will not, however,  invalidate  such action to the extent  it  has  been carried out by the Corporation prior to the time the record of such action  was,  or should have been, submitted to the Board of Directors as herein provided.



                            ARTICLE V

                 MEETINGS OF BOARD OF DIRECTORS



    SECTION  1.   ANNUAL MEETINGS.  The Board  of Directors shall meet each

year  immediately  after  the annual meeting of the  Stockholders  for  the purpose of organization, election  of  Officers,  and  consideration of any

other business that may properly be brought before the meeting.   No notice

of any kind to either old or new members of the Board of Directors for such annual meeting shall be necessary.



    SECTION  2.     REGULAR MEETINGS.  The Board of Directors from time  to

time may provide by resolution  for the holding of regular meetings and fix

the time and place of such meetings.   Regular  meetings may be held within

or  without  the  State of Colorado.  The Board need  not  give  notice  of regular meetings provided  that  the  Board  promptly  sends  notice of any change  in the time or place of such meetings to each Director not  present at the meeting at which such change was made.



    SECTION  3.   SPECIAL MEETINGS.  The Board may hold special meetings of

the Board  of Directors at any place, either within or without the State of

Colorado, at  any  time  when  called  by  the  President,  or  two or more

Directors.   Notice  of  the  time and place thereof shall be given to  and received by each Director at least  three  (3)  days before the meeting.  A waiver of such notice in writing, signed by the person  or persons entitled to  said notice, either before or after the time stated therein,  shall  be deemed
equivalent  to such notice.  Notice of any adjourned special meeting of the

Board of Directors need not given.



    SECTION   4.    QUORUM.  The presence, at any meeting, of a majority of

the  total  number  of Directors  shall  be  necessary  and  sufficient  to constitute a quorum for  the  transaction of business.  Except as otherwise required by statute, the act of  a  majority  of the Directors present at a meeting  at which a quorum is present shall be the  act  of  the  Board  of

Directors;  however,  if  only  one  (1)  Director is present, unanimity of action shall be required.  In the absence of  a  quorum,  a majority of the

Directors  present  at the time and place of any meeting may  adjourn  such meeting from time to time until a quorum is present.



    SECTION  5.   CONSENT OF DIRECTORS IN LIEU OF MEETING. Unless otherwise

restricted by statute,  the Board may take any action required or permitted to be taken at any meeting  of the Board of Directors without a meeting, if a written consent thereto is  signed  by all members of the Board, and such written consent is filed with the minutes of proceedings of the Board.



    SECTION  6.   TELEPHONIC MEETING.   Any meeting held under this Article

V  may  be held by telephone, in accordance  with  the  provisions  of  the

Colorado Business Corporation Act.



    SECTION   7.   ATTENDANCE CONSTITUTES WAIVER.  Attendance of a Director

at a meeting constitutes  a  waiver of any notice to which the Director may otherwise have been entitled, except where a Director attends a meeting for the express purpose of objecting  the  transaction  of any business because the meeting is not lawfully called or convened.

                           ARTICLE VI

                            OFFICERS



    SECTION  1.   NUMBER.  The Corporation shall have  a  President, one or

more Vice Presidents as the Board may from time to time elect,  a Secretary and  a  Treasurer,  and  such  other  Officers  and Agents as may be deemed

necessary.   One  person  may hold any two offices except  the  offices  of

President and Secretary.



    SECTION  2.   ELECTION,  TERM  OF OFFICE AND QUALIFICATIONS.  The Board

shall choose the Officers specifically  designated  in  Section  1  of this

Article  VI  at  the  annual  meeting  of  the  Board of Directors and such

Officers shall hold office until their successors are chosen and qualified,

unless   sooner  displaced.   Officers  need  not  be  Directors   of   the

Corporation.



    SECTION   3.   SUBORDINATE OFFICERS.  The Board of Directors, from time

to time, may appoint  other  Officers  and  Agents,  including  one or more

Assistant  Secretaries and one or more Assistant Treasurers, each  of  whom shall hold office  for  such  period,  and  each  of  whom  shall have such authority and perform such duties as are provided in these Bylaws or as the

Board of Directors from time to time may determine.  The Board of Directors may  delegate  to  any  Officer  the  power to appoint any such subordinate

Officers  and  Agents  and to prescribe their  respective  authorities  and duties.



    SECTION  4.   REMOVALS  AND  RESIGNATIONS.  The Board of Directors may,

by  vote  of a majority of their entire  number,  remove  from  office  any

Officer or Agent of the Corporation, appointed by the Board of Directors.



    Any Officer  may  resign  at  any  time by giving written notice to the

Board of Directors.  The resignation shall take effect immediately upon the receipt of the notice, or any later period  of time specified therein.  The acceptance of such resignation
shall  not  be  necessary  to  make it effective,  unless  the  resignation requires acceptance for it to be effective.



    SECTION  5.   VACANCIES.  Whenever  any  vacancy  shall  occur  in  any

office by death, resignation, removal, or otherwise, it shall be filled for the  unexpired portion of the term in the manner prescribed by these Bylaws for the  regular  election or appointment to such office, at any meeting of

Directors.



    SECTION   6.    THE  PRESIDENT.   The  President  shall  be  the  chief

executive officer of  the  Corporation  and,  subject  to the direction and under the supervision of the Board of Directors, shall have  general charge of  the business, affairs and property of the Corporation, and  shall  have control  over  its  Officers,  Agents  and  Employees.  The President shall preside at all meetings of the Stockholders and  of  the Board of Directors at  which  he  is present.  The President shall do and perform  such  other duties and may exercise  such  other powers as these Bylaws or the Board of

Directors from time to time may assign to him.



    SECTION  7.   THE VICE PRESIDENT.   At  the request of the President or

in the event of his absence or disability, the  Vice  President, or in case there shall be more than one Vice President, the Vice President  designated by the President, or in the absence of such designation, the Vice President designated by the Board of Directors, shall perform all the duties  of  the

President, and when so acting, shall have all the powers of, and be subject to  all  the  restrictions  upon,  the President.  Any Vice President shall perform such other duties and may exercise  such her powers as from time to time these Bylaws or by the Board of Directors  or  the President be assign to him.

    SECTION  8.   THE SECRETARY.  The Secretary shall:



    a.   record all the proceedings of the meetings of  the Corporation and

         Directors in a book to be kept for that purpose;



    b.   have charge of the stock ledger (which may, however,  be  kept  by any  transfer  agent  or  agents  of  the  Corporation  under  the direction  of  the  Secretary),  an original or duplicate of which shall be kept at the principal office  or place of business of the

         Corporation in the State of Colorado;



    c.   see that all notices are duly and properly given;



    d.   be custodian of the records of the Corporation  and  the  Board of

         Directors,  and  the  and of the seal of the Corporation, and  see that the seal is affixed  to all stock certificates prior to their issuance  and  to all documents  for  which  the  Corporation  has authorized execution on its behalf under its seal;



    e.   see that all books,  reports,  statements, certificates, and other documents and records required by  law  to  be  kept  or filed are properly kept or filed;



    f.   in general, perform all duties and have all powers incident to the office of Secretary, and perform such other duties and  have  such other  powers  as  these  Bylaws,  the  Board  of Directors or the

         President from time to time may assign to him; and

    g.   prepare and make, at least ten (10) days before  every election of

         Directors, a complete list of the Stockholders entitled to vote at said election, arranged in alphabetical order.



    SECTION  9.   THE TREASURER.  The Treasurer shall:



    a.   have   supervision  over  the  funds,  securities,  receipts   and

         disbursements of the Corporation;



    b.   cause all  moneys and other valuable effects of the Corporation to be deposited  in  its name and to its credit, in such depositories as the Board of Directors  or,  pursuant to authority conferred by the Board of  Directors, its designee shall select;



    c.   cause the funds of the Corporation  to  be  disbursed by checks or drafts upon the authorized depositaries of the  Corporation,  when such disbursements shall have been duly authorized;



    d.   cause  proper  vouchers  for  all moneys disbursed to be taken and preserved;



    e.   cause  correct  books  of  accounts   of   all  its  business  and

         transactions   to  be  kept  at  the  principal  office   of   the

         Corporation;



    f.   render an account  of  the  financial condition of the Corporation and of his transactions as Treasurer to the President or the Board of Directors, whenever requested;



    g.   be  empowered  to require from  the  Officers  or  Agents  of  the

         Corporation reports or statements
         giving such information  as  he may desire with respect to any and all financial transactions of the Corporation; and



    h.   in general, perform all duties and have all powers incident to the office of Treasurer and perform  such  other  duties and have such other powers as from time to time may be assigned  to him by these

         Bylaws or by the Board of Directors or the President.



    SECTION 10.   SALARIES.  The Board of Directors shall from time to time

fix  the  salaries  of  the  Officers  of  the  Corporation.  The Board  of

Directors may delegate to any person the power to fix the salaries or other compensation of any Officers or Agents appointed,  in  accordance  with the provisions  of Section 3 of this Article VI.  No Officer shall be prevented from receiving such salary by reason of the fact that he is also a Director

of the Corporation.   Nothing contained in this Bylaw shall be construed so

as to obligate the Corporation to pay any Officer a salary, which is within the sole discretion of the Board of Directors.



    SECTION  11.    SURETY  BOND.   The  Board  of  Directors  may  in  its

discretion secure the  fidelity  of  any  or  all  of  the  Officers of the

Corporation by bond or otherwise.



                           ARTICLE VII

                    EXECUTION OF INSTRUMENTS



    Section  1.   CHECKS, DRAFTS, ETC.  The President and the  Secretary or

Treasurer  shall  sign all checks, drafts, notes, bonds, bills of  exchange and orders for the payment of money of the Corporation, and all assignments

or  endorsements  of   stock   certificates,   registered  bonds  or  other

securities,  owned  by the Corporation, unless otherwise  directed  by  the

Board of Directors, or  unless  otherwise  required  by  law.  The Board of

Directors may,
however, authorize any Officer to sign any of such instruments  for  and on behalf  of  the  Corporation without necessity of countersignature, and may designate Officers  or  Employees of the Corporation other than those named above who may, in the name of the Corporation, sign such instruments.



    SECTION  2.   EXECUTION  OF  INSTRUMENTS  GENERALLY.  Subject always to

the  specific  direction  of the Board of Directors,  the  President  shall execute all deeds and instruments  of  indebtedness made by the Corporation and all other written contracts and agreements  to  which  the  Corporation shall  be  a party, in its name, attested by the Secretary.  The Secretary,

when necessary required, shall affix the corporate seal thereto.



    SECTION  3.   PROXIES.  The President and the Secretary or an Assistant

Secretary of  the  Corporation  or  by  any  other  person  or persons duly authorized  by  the Board of Directors may execute and deliver  proxies  to vote with respect  to  shares  of  stock  of other corporations owned by or standing in the name of the Corporation from  time to time on behalf of the

Corporation.











                          ARTICLE VIII

                          CAPITAL STOCK



    SECTION  1.   CERTIFICATES OF STOCK.  Every  holder  of  stock  in  the

Corporation  shall be entitled to have a certificate, signed in the name of the Corporation  by  the President and by the Secretary of the Corporation,

certifying the number of shares owned by that person in the Corporation.

    Certificates of stock  shall be in such form as shall, in conformity to law, be prescribed from time to time by the Board of Directors.



    SECTION  2.   TRANSFER OF  STOCK.   Shares  of stock of the Corporation

shall only be transferred on the books of the Corporation  by the holder of record  thereof  or  by  his  attorney  duly  authorized  in writing,  upon surrender  to the Corporation of the certificates for such shares  endorsed

by  the  appropriate   person   or  persons,  with  such  evidence  of  the

authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably  require.  Surrendered certificates shall be cancelled and shall be attached to  their  proper  stubs  in  the  stock certificate book.



    SECTION   3.   RIGHTS OF CORPORATION WITH RESPECT TO REGISTERED OWNERS.

Prior to the surrender to the Corporation of the certificates for shares of stock with a request to record the transfer of such shares, the Corporation may treat the registered owner as the person entitled to receive dividends,

to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner.



    SECTION  4.    CLOSING STOCK TRANSFER BOOK.  The Board of Directors may

close the Stock Transfer Book of the Corporation for a period not exceeding fifty (50) days preceding the date of any meeting of Stockholders, the date for payment of any dividend, the date for the allotment of rights, the date when any change, conversion  or  exchange  of  capital  stock shall go into effect or for a period of not exceeding fifty (50) days in  connection with obtaining the consent of Stockholders for any purpose.  However, in lieu of closing the Stock Transfer Book, the Board of Directors may in  advance fix a date, not exceeding fifty (50) days preceding the date of any meeting  of

Stockholders,  the  date  for the payment of any dividend, the date for the allotment of rights, the date  when any change or conversion or exchange of capital stock shall
go into effect, or a date in connection  with  obtaining such consent, as a record date for the determination of the Stockholders  entitled  to  notice of,  and  to  vote  at,  any  such  meeting and any adjournment thereof, or entitled to receive payment of any such  dividend, or to any such allotment of  rights,  or  to  exercise the rights in respect  of  any  such  change,

conversion or exchange  of  capital stock, or to give such consent. In such case such Stockholders of record  on  the  date  so  fixed,  and  only such

Stockholders  shall  be  entitled  to  such notice of, and to vote at, such meeting  and  any  adjournment  thereof, or  to  receive  payment  of  such dividend, or to receive such allotment  of  rights,  or  to  exercise  such rights,  or  to  give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.



    SECTION  5.   LOST, DESTROYED AND STOLEN CERTIFICATES.  The Corporation

may issue a new certificate  of  shares  of  stock  in  the  place  of  any certificate  theretofore issued and alleged to have been lost, destroyed or stolen.  However,  the  Board  of  Directors  may require the owner of such lost, destroyed or stolen certificate or his legal representative, to:  (a)

request a new certificate before the Corporation has notice that the shares have been acquired by a bona fide purchaser; (b) furnish an affidavit as to such loss, theft or destruction; (c) file with the Corporation a sufficient

indemnity  bond;  or  (d)  satisfy  such  other  reasonable   requirements,

including evidence of such loss, destruction, or theft as may be imposed by the Corporation.



                           ARTICLE IX

                            DIVIDENDS



    SECTION   1.   SOURCES OF DIVIDENDS.  The Directors of the Corporation,

subject to the  Colorado  Business  Corporation  Act,  may  declare and pay dividends upon the shares of the capital stock of the Corporation.

    SECTION   2.    RESERVES.   Before  the  payment  of any dividend,  the

Directors of the Corporation may set apart out of any of  the  funds of the

Corporation  available  for dividends a reserve or reserves for any  proper purpose, and the Directors  may  abolish  any such reserve in the manner in which it was created.



    SECTION  3.   RELIANCE ON CORPORATE RECORDS.   A Director in relying in

good  faith  upon  the  books of account of the Corporation  or  statements prepared by any of its officials  as to the value and amount of the assets,

liabilities,  and  net  profits of the  Corporation,  or  any  other  facts pertinent to the existence  and amount of surplus or other funds from which dividends might properly be declared and paid shall be fully protected.



    SECTION  4.   MANNER OF PAYMENT.   Dividends  may  be  paid in cash, in

property, or in shares of the capital stock of the Corporation.



                            ARTICLE X

                      SEAL AND FISCAL YEAR



    SECTION  1.   SEAL.  The corporate seal, subject to alteration  by  the

Board  of  Directors, shall be in the form of a circle, shall bear the name of the Corporation,  and shall indicate its formation under the laws of the

State of Colorado and  the year of incorporation.  Such seal may be used by causing it or a facsimile  thereof  to  be impressed, affixed, or otherwise reproduced.



    SECTION  2.   FISCAL YEAR.  The Board  of  Directors shall, in its sole

discretion, designate a fiscal year for the Corporation.

                           ARTICLE XI

                           AMENDMENTS

    Except as may otherwise be provided herein,  a  majority  vote  of  the whole Board of Directors at any meeting of the Board shall be sufficient to amend or repeal these Bylaws.



                           ARTICLE XII

            INDEMNIFICATION OF OFFICERS AND DIRECTORS



    SECTION   1.    EXCULPATION.  No Director or Officer of the Corporation

shall be liable for the  acts, defaults, or omissions of any other Director or Officer, or for any loss  sustained  by the Corporation, unless the same has resulted from his own willful misconduct,  willful  neglect,  or  gross negligence.



    SECTION   2.    INDEMNIFICATION.   Each  Director  and  Officer  of the

Corporation and each person who shall serve at the Corporation's request as a director or officer of another corporation in which the Corporation  owns shares  of  capital stock or of which it is a creditor shall be indemnified by the Corporation  against  all reasonable costs, expenses and liabilities

(including reasonable attorneys' fees) actually and necessarily incurred by or  imposed upon him in connection  with,  or  resulting  from  any  claim,

action,  suit,  proceeding, investigation, or inquiry of whatever nature in which he may be involved  as a party or otherwise by reason of his being or having been a Director or Officer  of  the  Corporation or such director or officer of such other corporation, whether or  not  he  continues  to  be a

Director  or  Officer  of  the Corporation or a director or officer of such other corporation, at the time  of  the  incurring  or  imposition  of such costs,  expenses  or liabilities, except in relation to matters as to which

he  shall  be  finally   adjudged   in   such   action,  suit,  proceeding,

investigation,  or  inquiry  to be liable for willful  misconduct,  willful neglect, or gross negligence toward  or on behalf of the Corporation in the performance of his duties as such Director or Officer of the Corporation or as such director or officer of such other corporation. As to whether or not a Director or Officer was liable by reason  of  willful misconduct, willful neglect, or gross negligence toward or on behalf  of  the  Corporation in the performance of his duties as such

Director or Officer of the  Corporation  or  as such director or officer of such other corporation, in the absence of such  final  adjudication  of the existence  of such liability, the Board of Directors and each Director  and

Officer may  conclusively rely upon an opinion of independent legal counsel selected by or  in  the  manner  designated by the Board of Directors.  The foregoing right to indemnification  shall  be  in  addition  to  and not in limitation  of  all  other  rights  which such person may be entitled as  a matter of law, and shall inure to the  benefit of the legal representatives of such person.



    SECTION  3.   LIABILITY INSURANCE.   The  Corporation  may purchase and

maintain  insurance  on  behalf  of  any  person  who is or was a director,

officer, employee or agent of the Corporation or who  is  or was serving at the request of the Corporation as a director, officer, employee or agent of another  corporation,  partnership,  joint venture, trust, association,  or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out  of  his status as such, whether or not he is indemnified against such liability by this Article XII.